Filed pursuant to Rule 433

Dated April 2, 2020

Registration No. 333-231902

Lloyds Banking Group plc USD 1,500,000,000 3.870% Senior Callable Fixed-to-Fixed Rate Notes due 2025

Pricing Term Sheet:

Issuer (LEI number)	Lloyds Banking Group plc (549300PPXHEU2JF0AM85)
Status	Senior, Unsecured
Format	SEC Registered Global Notes – Fixed to Fixed Rate
Expected Issue Ratings*	A3 (Moody’s) / BBB+ (S&P) / A+ (Fitch)
Principal Amount	USD 1,500,000,000
Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof
Pricing Date	April 2, 2020
Expected Settlement / Issue Date**	April 9, 2020 (T+5)
Maturity Date	July 9 2025
Optional Redemption	The Issuer may redeem the Senior Notes in whole (but not in part) in its sole discretion on July 9, 2024
Initial Coupon	3.870% per annum, payable semi-annually in arrears (with a short first coupon)
Interest Payment Dates

From, and including, April 9, 2020 to, but excluding, July 9, 2024 (the “Initial Fixed Rate Period”), interest will be payable on the Senior Notes semi-annually in arrears on January 9 and July 9 each year, beginning on July 9, 2020 (short first interest period)

From, and including, July 9, 2024 to, but excluding, July 9, 2025 (the “Reset Fixed Rate Period”), interest will be payable on the Senior Notes semi-annually in arrears on January 9, 2025 and July 9, 2025

Reference Benchmark Treasury	0.500% due 31 March 2025
Reference Benchmark Treasury Price / Yield	100-20+ / 0.370%
Reoffer Spread to Benchmark Treasury	+350 bps
Fixed Rate Reoffer Yield	3.870%
Issue Price / Re-Offer Price	100.000%
Redemption Price	100.000%
Underwriting Commission	0.200%
All-in Price	99.800%
Net Proceeds to the Issuer before expenses	USD 1,497,000,000
Fixed Rate Period Day Count Fraction	30/360

Initial Fixed Rate Period Business Day Convention	Following, Unadjusted
Change of Fixed Rate of Interest after Optional Redemption Date
Reset Fixed Rate Period Coupon	1-yr U.S. Treasury Rate (as defined in the preliminary prospectus supplement dated April 2, 2020 (the “Preliminary Prospectus Supplement”) +350 bps during the Reset Fixed Rate Period
Reset Determination Date	The second business day immediately preceding the Reset Date
Reset Date	July 9, 2024
Reset Fixed Rate Period Day Count Fraction	30/360
Reset Fixed Rate Period Business Day Convention	Following, Unadjusted
Optional Redemption Notice Period	At least five business days but no more than thirty business days from the optional redemption date
Business Days	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
Joint Bookrunners	Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Lloyds Securities Inc., Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC
Expected Listing	New York Stock Exchange
Governing Law	The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York
MREL Eligibility	Intended to qualify as MREL and all applicable eligibility conditions to be met
Waiver of Set-Off	Yes – set-off rights waived, as further described in the Preliminary Prospectus Supplement
Loss Absorption Disqualification Event Redemption	The Issuer may, at its option (but subject to, if and to the extent then required by the Relevant Regulator (as defined in the Preliminary Prospectus Supplement) or the Loss Absorption Regulations (as defined in the Preliminary Prospectus Supplement), its giving notice to the Relevant Regulator and the Relevant Regulator granting it permission), redeem only all but not some of the Senior Notes outstanding at any time at 100% of their principal amount plus interest if, immediately prior to the giving of the notice referred to above, it notifies the Trustee that a Loss Absorption Disqualification Event (as defined in the Preliminary Prospectus Supplement) has occurred (as further described under “Description of the Senior Notes — Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement).
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, the holders and beneficial owners of the Senior Notes will be required to agree that by purchasing or acquiring the Senior Notes, they acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power (as defined below) by the relevant

U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of LBG or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. Each holder and beneficial owner of the Senior Notes will further be required to acknowledge and agree that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to LBG or its affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.
Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by Lloyds Banking Group plc under the laws and regulations of the United Kingdom and the European Union applicable to Lloyds Banking Group plc.
ISIN	US53944YAL74
CUSIP	53944YAL7
Singapore SFA Product Classification	In connection with Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Target Market

MiFID  II  professionals/ECPs-only/  No  PRIIPs  KID–  Manufacturer  target  market  (MIFID  II  product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom

*Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Lloyds Securities Inc. at 1-212- 284-0411, Morgan Stanley & Co. LLC toll-free at +1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

**We currently expect delivery of the Senior Notes to occur on or about April 9, 2020, which will be the fifth business day following the pricing of the Senior Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.